UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001 - 36231

SCORPIO BULKERS INC.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K of Scorpio Bulkers Inc. (the "Company") as Exhibit 99.1 is the Form of Securities Purchase Agreement, dated November 17, 2014, between the Company and each of the buyers to be named therein (the "Buyers") in connection with the Company’s private placement of 40,000,000 of its common shares, par value $0.01 per share, (the "Common Shares") at an aggregate purchase price of $150 million, of which Scorpio Services Holding Limited, a company affiliated with the Company, which provides administrative services and services related to the acquisition of vessels, has agreed to purchase 4,000,000 Common Shares for an aggregate purchase price of $15,000,000.
Attached to this Report on Form 6-K of the Company as Exhibit 99.2 is the Form of Registration Rights Agreement, dated November 17, 2014, between the Company and each of the Buyers, pursuant to which the Company has agreed to register for resale under the Securities Act of 1933, as amended, the common shares of the Company held by the Buyers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC. (registrant)

Dated: November 18, 2014	By:	/s/Hugh Baker
Hugh Baker
Chief Financial Officer

Exhibit 99.1

Execution Version
FORM OF
SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of November 17th, 2014, by and among SCORPIO BULKERS INC., a company incorporated under the laws of the Republic of the Marshall Islands (the “Company”), and each of the buyers listed on Schedule A hereto (each a “Buyer” and collectively the “Buyers”).
WHEREAS, each Buyer, severally and not jointly, wishes to purchase from the Company, and the Company wishes to sell to each Buyer, on the Closing Date (as defined below) upon the terms and conditions stated in this Agreement, such number of common shares of the Company’s common stock, par value $0.01 per share (“Common Shares”) set forth next to each Buyer’s name on Schedule A hereto, representing an aggregate of 40,000,000 Common Shares (the “Securities”).  Each Buyer is entering into this Agreement on its own behalf, and this Agreement shall be deemed to be only between the Company and each of the Buyers, for itself and without regard to any other Buyer, and the inclusion of Schedule A hereto shall be for convenience only.
WHEREAS, the Company has engaged RS Platou Markets, Inc. and RS Platou Markets AS as its exclusive placement agents (the “Placement Agents”) for the offering of Securities.
WHEREAS, the parties hereto shall executive and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit A (the “Registration Rights Agreement”), pursuant to which, among other things, the Company will agree to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) under the Securities Act of 1933, as amended (the “1933 Act”).
NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Buyers hereby agree as follows:

SECTION 1:                                        Purchase and Sale of Securities
(a)          Purchase and Sale of Securities.  Subject to the satisfaction (or waiver) of the conditions set forth in Sections 4 and 5 below, the Company shall issue and sell to the Buyers, and each Buyer, severally and not jointly, agree to purchase from the Company on the Closing Date (as defined below) the number of Securities set forth next to such Buyer’s name on Schedule A hereto at a purchase price of $3.75 per share (the “Purchase Price”).  All references herein to “dollars” or “$” shall mean the lawful money of the United States of America.
(b)          The Closing Date.  The date and time of the closing of the purchase and sale of the Securities (the “Closing”) shall be 10:00 a.m., New York City time, on November 20, 2014, or such later date as the Company and the Buyers may agree in writing but in no event later than November 20, 2014 (the “Closing Date”), subject to the satisfaction (or waiver) of all of the conditions to the Closing set forth in Sections 5 and 6 (or such later or earlier date as is mutually agreed to by the Company and the Buyers).  The Closing shall occur on the Closing Date at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, or at such other place as the Company and the Buyers may designate in writing.
(c)          Form of Payment.  On or prior to the business day immediately prior to the Closing Date, each Buyer shall pay its Purchase Price to a non-interest bearing escrow account established by the Company and the Placement Agents with DNB Bank ASA (“the Escrow Agent”) as set forth on Exhibit B hereto (the aggregate amounts received being held in escrow by the Escrow Agent referred to herein as the “Escrow Amount”) by wire transfer of immediately available funds.  On the Closing Date, (a) the Company and the Placement Agents shall instruct the Escrow Agent to deliver, in immediately available funds, the Escrow Amount constituting the aggregate purchase price as follows; (1) to the Placement Agents, the fees and reimbursable expenses payable to the Payment Agent (which fees and expenses shall be set forth in such instructions), and (2) the balance of the aggregate purchase price to the Company and (b) the Company shall deliver to each Buyer the Securities in certificated or book-entry form representing the Securities, in each case duly executed on behalf of the Company and registered in the name of the Buyer.
SECTION 2:                                        Buyer’s Representations and Warranties
Each Buyer, severally and not jointly, hereby represents and warrants separately to the Company and the Placement Agents, as of the date of this Agreement and the Closing Date, with respect to itself, that:
(a)          Investment Purpose.  Buyer is acquiring the Securities purchased by Buyer hereunder for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under, or exempted from the registration requirements of, the 1933 Act.  Buyer is acquiring the Securities hereunder in the ordinary course of its business.  Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities, provided, however, that by making the representations herein, Buyer does not agree to hold the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with federal and state securities laws applicable to such disposition.  As used in this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, a Governmental Entity (as defined below) or any other legal entity.
(b)          Economic Loss, Suitability and Sophistication.  Buyer is able to bear the economic risk of losing its entire investment in the Securities.  Buyer, either alone or together with its representatives, has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits of this investment in the Securities.  Buyer understands that the Placement Agents have acted solely as the agents of the Company in this private placement of Securities, and that the Placement Agents make no representation or warranty with regard to the merits of the transactions contemplated by this Agreement or to the accuracy of any information Buyer may have received in connection therewith.  Buyer acknowledges that it has not relied on any information or advice furnished to it by or on behalf of the Placement Agents.

(c)          Information.  Buyer has been furnished with all materials relating to the business, finances, and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by Buyer. Buyer and its affiliates have been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information, including Company’s filings with the United States Securities and Exchange Commission (the “SEC”), about the Company and its respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the Securities.  Buyer understands that its investment in the Securities involves a high degree of risk.  Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.  Buyer further represents that it has not relied on any representation or action made or taken by or on behalf of the Company, its affiliates or any of its or their representatives other than those expressly set forth herein or in its filings with the SEC or other relevant securities exchange or with or pursuant to any applicable regulatory body or scheme.
(d)          QIB Status or Non-US Person.  Buyer is either (i) a “Qualified Institutional Buyer” within the meaning of Rule 144A under the 1933 Act or a “Qualified Purchaser” as defined in Section 2(a)(51)(A) of the Investment Company Act of 1940 or (ii) a non-US person for the purposes of Regulation S (“Regulations S”) promulgated under the 1933 Act and the Securities have not been offered to Buyer in the United States and at the time of the offer Buyer was physically outside of the United States.
(e)          Reliance on Exemptions.  Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of securities laws and that the Company is relying in part upon the truth and accuracy of, and Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of Buyer to acquire the Securities.  For purposes hereof, “securities laws” means the securities laws, legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and interpretation notes of, the securities regulatory authorities (including the SEC) of the United States and any applicable states and other jurisdictions.
(f)          No Governmental Review.  Buyer understands that no Governmental Entity has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of an investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.  As used in this Agreement, “Governmental Entity” means the government of the United States or any other nation, or any political subdivision thereof, whether state, provincial or local, or any agency (including any self-regulatory agency or organization), authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administration powers or functions of or pertaining to government over the Company or any of its subsidiaries, or any of their respective properties, assets or undertakings.

(g)          Certain Trading Activities.  Buyer has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Buyer, engaged in any transactions in the securities of the Company (including, without limitations, any short sales involving the Company’s securities) since November 13, 2014. Buyer covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with it will engage in any transactions in the securities of the Company (including short sales) in violation of U.S. securities laws, including without limitation, trading on the basis of material non-public information, provided however, that nothing herein shall be deemed to limit a Buyer’s ability to transfer any Securities pursuant to an available exemption from registration under the 1933 Act and in accordance with applicable securities laws.
(h)          Transfer or Resale.  Buyer understands that: (i) the Securities have not been and will not be registered under the 1933 Act or any state securities laws; (ii) Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Securities, such Securities may be offered, sold or otherwise transferred only: (1) pursuant to an effective registration statement under the 1933 Act; (2) to the Company; (3) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with local laws; or (4) within the United States (A) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 (“Rule 144”), if available, and in compliance with any applicable state securities laws or (B) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller shall be required to furnish to the Company an opinion to such effect from counsel reasonably satisfactory to the Company prior to such offer, sale or transfer; (iii) except as set forth in the Registration Rights Agreement between the Company and the Buyers dated as of the date hereof, neither the Company nor any other person is under any obligation to register the Securities under the 1933 Act or any other securities laws; and (iv) the ability of the Company to register the Securities may be limited by the rules and regulations of the SEC, state securities authorities, and the published and unpublished interpretations of their respective staffs.
(i)          Legends.  Buyer understands that upon the original issuance thereof, until such time as the sale of the Securities have been registered under the 1933 Act, the Securities, except as set forth below, shall bear a restrictive legend in the following form (the “1933 Act Legend”) (and a stop-transfer order may be placed against transfer of such Securities):
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT; OR IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER SHALL FURNISH TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER.

The legend set forth above shall be removed and the Company shall issue a certificate without the 1933 Act Legend to the holder of the Securities upon which it is stamped, if (i) such Securities are registered for re-sale under the 1933 Act, (ii) in connection with a sale transaction, such holder provides the Company with an opinion of counsel, in generally acceptable form and substance, to the effect that a public sale, assignment or transfer of the Securities may be made without registration under the 1933 Act and other securities laws pursuant to one or more specified exemptions, (iii) such holder provides the Company with reasonable assurances that the Securities can be sold pursuant to Rule 144, or (iv) such holder provides the Company reasonable assurances that the Securities have been or are being sold pursuant to Rule 144.
(j)          No General Solicitation. Neither Buyer, nor any of its affiliates or any Person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D, as promulgated under the 1933 Act) in connection with the offer or sale of the Securities.
(k)          No Integrated Offering.  Neither Buyer, nor any of its affiliates or any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings of the Company’s securities for purposes of the 1933 Act.  Neither Buyer, nor any of its affiliates or any Person acting on its or their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.
(l)          No Directed Selling Efforts.  Neither Buyer, nor any of its affiliates or any Person acting on its or their behalf has, directly or indirectly, engaged or will engage in any directed selling efforts within the meaning of Regulation S.
(m)          Consent.  Buyer consents to the Company making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set forth and described herein.
(n)          Filings.  If required by applicable securities legislation, regulatory policy or order, of if required or requested by a securities commission, stock exchange or other regulatory authority, at the request of and at the sole expense of the Company, Buyer will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the Securities.
(o)          Authorization; Enforcement; Validity.  Buyer is a validly existing company and has the requisite power and authority to purchase the Securities pursuant to this Agreement.  This Agreement has been duly and validly authorized, executed and delivered on behalf of Buyer and constitutes legal, valid and binding obligations of Buyer enforceable against it in accordance with its terms.
SECTION 3:                                        Representations and Warranties of the Company

The Company represents and warrants, as of the date of this Agreement and on the Closing Date, separately to each Buyer and the Placement Agents, that:
(a)          Organization.  The Company is a company duly incorporated and validly existing under the laws of the Republic of the Marshall Islands and has the requisite power and authority to own its properties and to carry on its business as now being conducted.  The Company is duly qualified as a foreign entity to do business in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, “Material Adverse Effect” means any material adverse effect on the business, properties, assets, operations, results of operations or condition (financial or otherwise) of the Company, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith or therewith.  As at the date of this Agreement, the Company has complied in all material respects with rules and regulations of the New York Stock Exchange (the “NYSE”) in connection with its securities listed for trading on the NYSE.
(b)          Authorization; Enforcement; Validity.  The Company has the requisite power and authority to enter into and perform its obligations under this Agreement and the Registration Rights Agreement and to issue the Securities in accordance with the terms hereof.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including, without limitation, the issuance of the Securities, have been duly authorized by the Company’s board of directors and no further filing, consent, or authorization is required by the Company, its board of directors or its stockholders.  This Agreement and the Registration Rights Agreement have been duly executed and delivered by the Company, and constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.
(c)          Issuance of Securities.  The Securities are duly authorized and, when issued and paid for in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens, and shall not be subject to preemptive or similar rights.
(d)          No Conflicts.  The execution, delivery and performance of this Agreement and the Registration Rights Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Amended and Restated Articles of Incorporation or Bylaws of the Company or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound or affected, except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(e)          Filings, Consents and Approvals.  The Company is not required to obtain any consent, authorization, or order of or make any filing or registration with any Governmental Entity or self-regulatory organization or any other Person in order for it to execute, deliver or perform any of its obligations under this Agreement or the Registration Rights Agreement in accordance with the terms hereof or thereof, except (i) where the failure to obtain such consent, authorization or order would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (ii) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (iii) filings required by state securities laws, and (iv) those that have been made or obtained prior to the date of this Agreement.
(f)          SEC Reports; Financial Statements.  The Company has filed all reports required to be filed by it under the 1933 Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (or such shorter period as the Company was required by law to file such reports) on a timely basis.  As of their respective dates, all materials filed by the Company with the SEC, whether or not so required to have been filed (collectively, the “SEC Reports”), complied in all material respects with the requirements of the 1933 Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.
(g)          No Adverse Change.  Since the date of the most recent audited financial statements included in the SEC Reports, (i) there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise), or prospects of the Company and its subsidiaries taken as a whole, whether or not occurring in the ordinary course of business, (ii) there has not been any material transaction entered into or any material transaction that is probable of being entered into by the Company or its subsidiaries, other than transactions in the ordinary course of business and changes and developments referred to in clause (i) of this paragraph, above, and transactions referred to in clause (ii) of this paragraph, above, in each case described in the SEC Reports, as each may be amended or supplemented, and (iii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its business that is material to the Company and its subsidiaries taken as a whole and that is either from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the SEC Reports.

(h)          Capitalization.  The number of shares and type of all authorized, issued and outstanding capital stock, options and other securities of the Company (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Company) is described in the SEC Reports.  The Company has not issued any capital stock since the date of its most recently filed SEC Report other than to reflect stock option and warrant exercises that do not, individually or in the aggregate, have a material effect on the issued and outstanding capital stock, options and other securities.  No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement or the Registration Rights Agreement that have not been effectively waived as of the Closing Date.  Except as set forth in the SEC Reports or a result of the purchase and sale of the Securities, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any subsidiary is or may become bound to issue additional shares of Common Stock.  The issuance and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Buyers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities.  All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all applicable federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  No further approval or authorization of any stockholder, the Board of Directors or others is required for the issuance and sale of the Securities.  Except as set forth in the SEC Reports, there are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the Company’s knowledge, between or among any of the Company’s stockholders.
(i)          All Licenses.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and its subsidiaries (i) hold all licenses, registrations, certificates and permits from governmental authorities (collectively, “Governmental Licenses”) which are necessary to the conduct of their business, (ii) are in compliance with the terms and conditions of all Governmental Licenses, and all Governmental Licenses are valid and in full force and effect, and (iii) have not received any written or other notice of proceedings relating to the revocation or modification of any Governmental License.
(j)          Money Laundering.  The operations of the Company and the subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of jurisdictions where the Company and the subsidiaries conduct business, the applicable rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any or the subsidiaries with respect to the Money Laundering Laws is pending or, to the Company’s knowledge, threatened.
(k)          OFAC.  Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee, affiliate or representative of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or any similar sanctions imposed by any other body, governmental or other, to which the Company or any of its Subsidiaries is subject (collectively, “other economic sanctions”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC or other economic sanctions.
(l)          FCPA.  Neither the Company nor any of its subsidiaries nor any director, officer, or, to the Company’s knowledge, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries: (i) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity: (ii) has made any direct or indirect unlawful contribution or payment to any official of, or candidate for, or any employee of, any federal, state or foreign office from corporate funds; (iii) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment; or (iv)  is aware of or has taken any action, directly or indirectly, that would result in a violation by such Persons of the OECD Convention on Bribery of Foreign Public Officials in International Business Transactions (“OECD Convention”), the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”), the UK Bribery Act of 2010 (the “Bribery Act”) or any similar law or regulation to which the Company, any of its subsidiaries, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries is subject.  The Company, its subsidiaries and their affiliates have each conducted their businesses in compliance with the FCPA, the Bribery Act and any applicable similar law or regulation and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
(m)          Litigation. There is no Action(as defined below) which (i) adversely affects or challenges the legality, validity or enforceability of any of this Agreement or the Registration Rights Agreement or the Securities or (ii) except as disclosed in the SEC Reports, is reasonably likely to have a Material Adverse Effect, individually or in the aggregate, if there were an unfavorable decision. Neither the Company nor any subsidiary of the Company, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  There has not been, and to the Company’s knowledge there is not pending or contemplated, any investigation by the SEC involving the Company or any current or former director or officer of the Company.  The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any of its subsidiaries under the Exchange Act or the 1933 Act. For purposes of this Agreement, “Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or, to the Company’s knowledge, threatened in writing against the Company, any subsidiary of the Company or any of their respective properties or any officer, director or employee of the Company or any subsidiary of the Company acting in his or her capacity as an officer, director or employee before or by any federal, state, county, local or foreign court, arbitrator, governmental or administrative agency, regulatory authority, stock market, stock exchange or trading facility.
(n)          Environmental Laws.  Except in each case as otherwise disclosed in the SEC Reports, except as would not, individually or in the aggregate, have a Material Adverse Effect:  (i) the Company and each of its subsidiary have complied and are in compliance, in all material respects, with all applicable federal, state, local, foreign and international laws and international conventions (including the common law), statutes, rules, regulations, orders, judgments, decrees or other legally binding requirements of any court, administrative agency or other governmental authority relating to pollution or to the protection of the environment, natural resources or human health or safety, or to the manufacture, use, generation, treatment, storage, disposal, release or threatened release of hazardous or toxic substances, pollutants, contaminants or wastes, or the arrangement for such activities (“Environmental Laws”); (ii) the Company and each of its subsidiaries have obtained and are in compliance, in all material respects, with all permits, licenses, authorizations or other approvals required of them under Environmental Laws to conduct their respective businesses and are not subject to any action to revoke, terminate, cancel, limit, amend or appeal any such permits, licenses, authorizations or approvals; (iii) neither the Company nor any of its subsidiaries is a party to any judicial or administrative proceeding (including a notice of violation) under any Environmental Laws (a) to which a governmental authority is also a party and which involves potential monetary sanctions, unless it could reasonably be expected that such proceeding will result in monetary sanctions of less than $100,000, or (b) which is otherwise material; and no such proceeding has been threatened or is known to be contemplated; (iv) neither the Company nor any of its subsidiaries has received notice or is otherwise aware of any pending or threatened material claim or potential liability under Environmental Laws in respect of its past or present business, operations (including the disposal of hazardous substances at any off-site location), facilities or real property (whether owned, leased or operated) or on account of any predecessor or any person whose liability under any Environmental Laws it has agreed to assume; and neither the Company nor any of its subsidiaries is aware of any facts or conditions that could reasonably be expected to give rise to any such claim or liability; and (v) neither the Company nor any of its subsidiaries is aware of any matters regarding compliance with existing or reasonably anticipated Environmental Laws, or with any liabilities or other obligations under Environmental Laws (including asset retirement obligations), that could reasonably be expected to have a material effect on the capital expenditures, earnings or competitive position of the Company and its subsidiaries.  In the ordinary course of its business, the Company reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries. On the basis of such review, the Company has reasonably concluded that the Company has not incurred any costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, have a Material Adverse Effect.
(o)          Internal Accounting.  The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  There are no material weaknesses in the Company’s internal control over financial reporting, and there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting since the respective dates as of which information is given in the SEC Reports. The Company’s auditors and its board of directors of the Company have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which have adversely affected or are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
(p)          Vessel Flag.  Upon delivery to and acceptance by the relevant subsidiary under  any newbuilding contract to which the Company or any subsidiary is a party, as each may be amended and which has not been terminated, (the “Newbuilding Contracts” and each, a “Newbuilding Contract”) as described in the SEC Reports, each of the vessels described in the SEC Reports (the “Contracted Vessels”) for delivery to and acceptance by a subsidiary will be, and each of the vessels described in the SEC Reports as being owned, directly or indirectly, or chartered-in by the Company (the “Existing Vessels” and together with the Contracted Vessels, the “Vessels”) are, duly registered as a vessel under the laws of a generally accepted shipping industry flag jurisdiction, and, in the case of the Contracted Vessels, in the sole ownership of a Company subsidiary; each such subsidiary has, or will have, good title to the applicable Contracted Vessel, free and clear of all mortgages, pledges, liens, security interests, claims and all defects of the title of record, except for any mortgages, pledges, liens, security interests or claims arising from any financing arrangement which the Company or subsidiary may enter to finance the acquisition of the Contracted Vessel and except such encumbrances which would not, in the aggregate, result in a Material Adverse Effect; and each Vessel is or will, as applicable, be in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction.
(q)          Vessel Registration.  Each vessel owned by the Company is, and each Contracted Vessel will be, classed by any of Lloyd’s Register of Shipping, American Bureau of Shipping, Det Norske Veritas or a classification society which is a full member of the International Association of Classification Societies and each Existing Vessel is, and the Company will use reasonable commercial efforts to ensure each Contracted Vessel will be, in class with valid class and trading certificates, without any overdue recommendations.

(r)          Insurance.  The Company and each subsidiary owning or leasing an Existing Vessel and, at the time of purchase, after giving effect to the transactions contemplated by the Newbuilding Contracts, the Company and each subsidiary owning a Contracted Vessel, does or will carry or is or will be entitled to the benefits of insurance relating to such Vessels and its respective properties, operations, personnel and business with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the shipping industry, and all such insurance is or will be maintained in full force and effect; the Company has no reason to believe that, upon the closing of the transactions contemplated by the Newbuilding Contracts, the Company and the Subsidiaries will not be able (x) to obtain insurance relating to said vessels and their respective properties, operations, personnel and businesses with insurers of recognized international standing as of said dates, in such amounts and covering such risks as are generally maintained by companies of established repute engaged in the shipping industry, and (y) to maintain all such insurance to be in full force and effect;
(s)          No General Solicitation. None of the Company, any of its affiliates or any Person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D, as promulgated under the 1933 Act) in connection with the offer or sale of the Securities.
(t)          No Integrated Offering.  None of the Company, any of its affiliates, or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings of the Company’s securities for purposes of the 1933 Act.  None of the Company, its affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.
(u)          Private Placement.  Assuming the accuracy of the Buyers’ representations and warranties set forth in Section 3.1 of this Agreement, no registration under the 1933 Act is required for the offer and sale of the Securities by the Company to the Buyers hereunder.  The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the NYSE.
(v)          No Broker’s Fees.  Except pursuant to this Agreement and the engagement of the Placement Agents as placement agents with respect to the Securities, neither the Company nor any of its subsidiaries has incurred any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transaction contemplated herein.
(w)          No Directed Selling Efforts.  None of the Company, any of its affiliates, or any Person acting on their behalf has, directly or indirectly, engaged or will engage in any directed selling efforts within the meaning of Regulation S.
SECTION 4:                                        Conditions to the Obligation of the Company

The obligation of the Company to issue and sell the Securities to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions:
(a)          Buyer shall have executed and delivered a counterpart signature to this Agreement to the Company.
(b)          Buyer shall have delivered to the Company its Purchase Price for the Securities purchased by Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.
(c)          The representations and warranties of Buyer herein shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date), and Buyer shall have performed, satisfied and complied with the agreements and conditions required by this Agreement to be performed, satisfied or complied with by Buyer at or prior to the Closing Date.
SECTION 5:                                        Conditions to the Obligation of the Buyer to Purchase
The obligation of the Buyer to purchase the Securities from the Company at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions:
(a)          The Company shall have executed and delivered a counterpart signature to this Agreement and to the Registration Rights Agreement to the Buyer.
(b)          The representations and warranties of the Company herein shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date), and the Company shall have performed, satisfied and complied with the agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date.
(c)          Buyer and the Placement Agents shall have received the opinion of Seward & Kissel LLP, dated as of the Closing Date, in form, scope and substance reasonably satisfactory to Buyer, which opinion will address the no registration requirement for transfer of the Securities as contemplated hereunder, due organization and good standing of the Company, authority of the Company to enter into the transaction documents, due authorization, execution and delivery of the transaction documents, enforceability of the transaction documents, no consents required to execute, delivery and perform under the transaction documents, no conflicts resulting from the execution, delivery and performance of the transaction documents, accurate authorized capitalization of the Company, the Company’s valid choice of law and the Company’s valid submission to jurisdiction.
(d)          The Company shall have entered into written agreements with each of Scorpio Commercial Management S.A.M. (“SCM”)  and Scorpio Services Holding Limited (“SSH”), pursuant to which:

(1)            the chartering commission payable pursuant to the Commercial Management Agreement between the Company and SCM of 1.75% on gross freight will be reduced to 1.00% until the first day when the closing price of the Company’s Common Shares is not less than $9.75, adjusted to include all approved dividends, at which time the full commission payable under the Commercial Management Agreement will resume again for good; and
(2)            the SSH fee for vessel acquisitions contracted by the Company after the date hereof shall be waived until the first day the closing price of the Company’s Common Shares is not less than $9.75, adjusted to include all approved dividends.
SECTION 6:                                        Certain Covenants, Securities Laws Disclosure; Publicity.
(a)              Publicity.  By 8:30 a.m. (New York time) on the first Business Day immediately following the Closing Date, the Company shall issue a press release disclosing the transactions contemplated hereby and the Closing.  As used in this Agreement, the term “Business Day” means a day on which the NYSE is open for trading and on which banks in New York are open for business and are not permitted by law or executive order to be closed. Within two (2) Business Days following the Closing Date, the Company will file a Current Report on Form 6-K disclosing the Closing and the material terms of this Agreement and the Registration Rights Agreement (and attach as exhibits thereto this Agreement and the Registration Rights Agreement).  In addition, the Company will make such other filings and notices in the manner and time required by the SEC and the NYSE.  Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Buyer, or include the name of any Buyer in any filing with the SEC (other than the Registration Statement and any exhibits to filings made in respect of this transaction in accordance with periodic filing requirements under the Exchange Act) or any regulatory agency or the NYSE, without the prior written consent of such Buyer, except to the extent such disclosure is required by law.
(b)              Non-Public Information.  The Company covenants and agrees that neither it nor any other Person acting on its behalf has or will provide Buyer with any information that the Company believes constitutes material non-public information other than the transactions contemplated by this Agreement and the Registration Rights Agreement.  The Company understands and confirms that Buyer shall be relying on the foregoing representations in effecting transactions in securities of the Company.
SECTION 7:                                        Indemnification (a)                                                      In addition to the indemnity provided in the Registration Rights Agreement, the Company will indemnify and hold each Buyer and its directors, officers, stockholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Buyer (within the meaning of Section 15 of the 1933 Act and Section 20 of the Exchange Act), and the directors, officers, stockholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling person (each, a

“Buyer Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Buyer Party may suffer or incur as a result of (i) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or the Registration Rights Agreement or (ii) any action instituted against a Buyer Party in any capacity, or any of them or their respective affiliates, by any stockholder of the Company who is not an affiliate of such Buyer Party, with respect to any of the transactions contemplated by this Agreement.  The Company will not be liable to any Buyer Party under this Agreement to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Buyer Party’s breach of any of the representations, warranties, covenants or agreements made by such Buyer Party in this Agreement or the Registration Rights agreement; provided that such a claim for indemnification relating to any breach of any of the representations or warranties made by the Company in this Agreement is made within 18 months from the Closing.
(b)            Conduct of Indemnification Proceedings. Promptly after receipt by any Person (the “Indemnified Person”) of notice of any demand, claim or circumstances which would or might give rise to a claim or the commencement of any action, proceeding or investigation in respect of which indemnity may be sought pursuant to Section 7(a), such Indemnified Person shall promptly notify the Company in writing and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person, and shall assume the payment of all fees and expenses; provided, however, that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is actually and materially and adversely prejudiced by such failure to notify. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; (ii) the Company shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Person in such proceeding; or (iii) in the reasonable judgment of counsel to such Indemnified Person, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Company shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall not effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Person from all liability arising out of such proceeding.
SECTION 8:                                        Governing Law; Miscellaneous
(a)          Governing Law; Jurisdiction; Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in New York City (Borough of Manhattan), New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. The Company irrevocably appoints Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court.  With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.
(b)          Counterparts.  This Agreement and any amendments hereto may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.
(c)          Headings.  The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.
(d)          Severability.  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, the provision that would otherwise be unenforceable shall be deemed amended to apply to the broadest extent that it would be enforceable, and such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.
(e)          Entire Agreement; Amendments.  This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof.  No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.  No provision of this Agreement may be amended, modified or supplemented other than by an instrument in writing signed by all of the parties hereto.  No provision in this Agreement shall confer upon any person other than the parties hereto any rights or remedies hereunder.  Notwithstanding the foregoing, the Placement Agents are an intended third-party beneficiary of any and all representations and warranties of the Company or any Buyer provided for in this Agreement or otherwise and any closing deliverables from the Company or any Buyer provided for in this Agreement.
(f)          Notices.  Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:
If to the Company:
Scorpio Bulkers Inc.
150 East 58th Street
New York, NY 10155
Facsimile:  (212) 542-1618
Attention:  Hugh Baker

With a copy to:

Facsimile:  + 377 97778346
Attention:  General Counsel

If to the Buyer, to the address set forth next to each Buyer’s name on Schedule A hereto, or in each case, at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice to the other party at least five Business Days prior to the effectiveness of such change.  Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or deposit with a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.
(g)          Fees and Expense.  Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.
(h)          Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the

Securities; provided that this Agreement may not be transferred or assigned by Buyer without the prior written consent of the Company and any such transfer or assignment shall be made only in accordance with applicable laws and any such consent.
(i)          Adjustments in Common Stock Numbers and Prices.  In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof and prior to the Closing, each reference in this Agreement or the Registration Rights Agreement to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.
(j)          Survival.  The representations and warranties of the Company and Buyer contained in Sections 2 and 3 and the indemnification provisions set forth in Section 7, shall survive the Closing.

IN WITNESS WHEREOF, Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.
COMPANY:

SCORPIO BULKERS INC.

By:
Name:
Title:

[Additional Signature Pages Follow]

BUYER:

Amount of Subscription:	$

Buyer Name:

By:
Name:
Title:

[Buyers’ Signature Page to the Securities Purchase Agreement]
[Additional Signature Pages May Follow]

SCHEDULE A

BUYER	ADDRESS [INCLUDE ADDRESS AND FACSIMILE NUMBER]	# OF SECURITIES	TOTAL PURCHASE PRICE

Exhibit A
Registration Rights Agreement

Refer to Exhibit 99.2 of this Report on Form 6-K.

Exhibit B
Wire Instructions

Exhibit 99.2

Execution Version

FORM OF
REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (including any amendments entered into hereafter, this “Agreement”) is entered into as of November 17, 2014 by and among SCORPIO BULKERS INC., a corporation formed under the laws of the Republic of the Marshall Islands (the “Company”) and the Buyers named in that certain Securities Purchase Agreement, by and among the Company and the Buyers dated as of the date hereof (the “Securities Purchase Agreement”).

RECITALS

WHEREAS, the Company and the Buyers have entered into the Securities Purchase Agreement pursuant to which the Company is selling to the Buyers, and the Buyers are purchasing from the Company, shares of the Company’s Common Stock.  A condition to the parties’ obligations under the Securities Purchase Agreement is that the Company and the Buyers enter into this Agreement in order to provide the Buyers with certain rights to register the Buyers’ shares of the Company’s Common Stock pursuant to the Securities Act.  The Company desires to induce the Buyers to purchase shares of Common Stock pursuant to the Securities Purchase Agreement by agreeing to the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
SECTION 1.                                        GENERAL

1.1            Definitions. Capitalized terms not otherwise defined herein shall have the meanings ascribed to those terms in the Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular person or entity. For purposes of this definition, “control,” when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms “controlling’ and “controlled” shall have correlative meanings.
“Commission” means the U.S. Securities and Exchange Commission.
“Common Stock” means shares of common stock, $0.01 par value per share, of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.
“Form F-3” means such form under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the Commission which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the Commission.
“Form F-3/ASR” means such form under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the Commission which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the Commission, and that is automatically effective upon filing with the Commission.
“Holder” means the Buyer, if it then holds Registrable Securities, and any holder of Registrable Securities to whom the registration rights conferred by this Agreement have been transferred in compliance with Section 2.8 hereof.
“Person” means any individual, corporation, partnership, joint venture, limited liability company, business trust, joint stock company, trust or unincorporated organization or any government or any agency or political subdivision thereof.
“Register,” “registered,” and “registration” shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of effectiveness of such registration statement.
“Registrable Securities” means (a) the Securities; (b) any shares of Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, preferred stock or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Securities held by the Holders and (c) any other shares of Common Stock held by any Buyer as of the date hereof, provided, however, that Registrable Securities shall not include any shares of Common Stock (i) which have been sold to the public by a Holder either pursuant to a registration statement or Rule 144 under the Securities Act; (ii) which have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned in compliance with the terms of this Agreement; or (iii) which may be sold pursuant to Rule 144 and otherwise without restriction or limitation pursuant to Rule 144 (or any successor thereto) under the Securities Act, including but not limited to, any restriction or limitation as a result of any Holder’s status, or presumed status, as an Affiliate of the Company, provided further than no shares of Common Stock will cease to be Registrable Securities unless and until the Company has removed or caused its transfer agent to remove the restrictive legends from such shares and reissue un-legended certificate, in physical or electronic format, to the Holder of such shares.
“Registrable Securities then outstanding” shall be the number of shares determined by calculating the total number of shares of Common Stock that are Registrable Securities issued and outstanding.
“Registration Expenses” shall mean all expenses incurred by the Company in effecting any registration pursuant to this Agreement (including any Mandatory Registration or Shelf

Registration), including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses, and expenses of the Company’s independent accountants in connection with any regular or special reviews or audits incident to or required by any such registration, and fees and expenses of underwriters (excluding discounts and commissions), including fees and expenses incident to securing FINRA review and approval of the terms of any offering, and any other Persons retained by the Company, but shall not include Selling Expenses or the compensation of regular employees of the Company, which shall be paid in any event by the Company.
“Securities” mean the shares of Common Stock to be issued by the Company to the Buyers in accordance with the terms of the Securities Purchase Agreement.
“Securities Act” shall mean the Securities Act of 1933, as amended, or similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.
“Selling Expenses” shall mean all underwriting discounts, selling commissions, fees of underwriters, selling brokers, dealer managers and similar securities industry professionals and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder.
 “Trading Day” means a day on which the principal securities exchange or automated quotation system upon which the Registrable Securities are then listed for public trading shall be open for business.

SECTION 2.                                        REGISTRATION

2.1            Registration.
(a)             In accordance with the requirements of Section 2.3 below, the Company shall use its commercially reasonable best efforts to file with the Commission, and to cause to be declared effective by the Commission, a registration statement on the applicable Commission form with respect to the resale from time to time, whether underwritten or otherwise, of the Registrable Securities by the Holders thereof, including a Plan of Distribution in the form attached hereto as Exhibit A. If any Holder of Registrable Securities subsequently proposes to sell such Registrable Securities in a transaction not covered by the Plan of Distribution, the Company shall use its reasonable best efforts to file a supplement or amendment to update the Plan of Distribution section to cover such intended means of distribution.  The Company shall also use its commercially reasonable best efforts to maintain the effectiveness of the registration effected pursuant to this Section 2.1 and keep such registration statement free of any material misstatements or omissions at all times, subject only to the limitations on effectiveness set forth below. The registration contemplated by this Section 2.1 is referred to herein as the “Mandatory Registration.” The Mandatory Registration shall be filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect) (a “Shelf Registration”). The Company shall use its commercially reasonable best efforts to cause the registration statement filed on Form F-3 or any similar short-form registration as the Company may elect to remain effective until such date (the “Shelf Termination Date”) as is the earlier of (i) the date on which all Registrable Securities included in the registration statement shall have been sold or shall have otherwise ceased to be Registrable Securities, and (ii) the date on which all remaining Registrable Securities may be sold pursuant to Rule 144 and otherwise without restriction or limitation pursuant to Rule 144 (or any successor thereto) under the Securities Act, after taking into account any Holder’s status as an Affiliate of the Company as determined by counsel to the Company pursuant to a written opinion letter addressed to the Company’s transfer agent to such effect. If the Company is not then eligible to register for resale the Registrable Securities on Form F-3, such registration shall be on another appropriate form in accordance herewith. In the event the Mandatory Registration must be effected on Form F-1 or any similar long-form registration as the Company may elect, the Company shall use commercially reasonable best efforts to file such registration statement as a Shelf Registration and the Company shall use its commercially reasonable best efforts to have such registration statement become effective as soon as possible after filing and to keep such registration statement current and effective, including by filing periodic post-effective amendments to update the financial statements contained in such registration statement in accordance with Regulation S-X promulgated under the Securities Act until the Shelf Termination Date. By 9:30 a.m. on the Trading Day immediately following the effective date of the applicable registration statement, the Company shall file with the Commission in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to such registration statement.
(b)            Notwithstanding anything to the contrary contained in this Agreement, in the event the Commission seeks to characterize any offering pursuant to a Mandatory Registration filed pursuant to this Agreement as constituting an offering of securities by or on behalf of the Company, or in any other manner, such that the Commission does not permit such registration statement to become effective and used for resales in a manner that does not constitute such an offering and that permits the continuous resale at the market by the Holders participating therein (or as otherwise may be acceptable to each Holder) without being named therein as an “underwriter,” then the Company shall reduce the number of shares to be included in such registration statement until such time as the Commission shall so permit such registration statement to become effective as aforesaid. In making such reduction, the Company shall then reduce the number of shares to be included by all Holders of Registrable Securities on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each such Holder). As soon as reasonably practicable thereafter (as permitted by the Commission), the Company shall register the additional Registrable Securities on such additional registration statements as may be required to register the resale of all of the Registrable Securities (to the extent it can without causing the foregoing problem). In no event shall a Holder be required to be named as an “underwriter” in a registration statement without such Holder’s prior written consent.
(c)             Notwithstanding anything to the contrary contained in this Agreement, in the event the Company shall furnish to the Buyers a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be detrimental to the Company, the Company’s stockholders, or the current or planned operations, business or financing opportunities of the Company for a Mandatory Registration or Shelf Registration to be effected or maintained at such time, in which event the Company shall have the right to defer the filing of, decline to maintain, or terminate the effectiveness of the Mandatory Registration or Shelf Registration for a period of not more than forty-five (45) days after the date of such certificate under this Section 2.1(c); provided, however, that the Company shall not utilize this right more than twice in any 12-month period.
2.2            Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance of the Registrable Securities hereunder shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder or sale of Registrable Securities pursuant to such registration shall be borne by the Holders or the Holder of the Registrable Securities so registered.
2.3            Additional Obligations of the Company. The Company shall:
(a)             On January 2, 2015, or such later date as agreed to by the parties hereto (the “Filing Date”) prepare and file with the Commission a registration statement on Form F-3 (or on Form F-1, if the Company is not then eligible to use Form F-3), or Form F-3/ASR to the extent the Company qualifies as a well-known seasoned issuer at the Filing Date and is eligible to register for resale the Registrable Securities on such Form F-3/ASR, and all amendments and supplements thereto and related prospectuses as may be necessary to comply with applicable securities laws, with respect to such Registrable Securities.  If the Mandatory Registration is not made on Form F-3/ASR, the Company shall use its best efforts to cause such registration statement to become effective within sixty (60) days after the date of filing of such registration statement (provided that at least five (5) Trading Days before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to each of the Holders of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, and the Company shall in good faith consider any reasonable comments of such counsel).
(b)             If the Mandatory Registration is not made on Form F-3/ASR, promptly notify the Holders (i) when the Company has been notified by the Commission whether or not a registration statement or any amendment thereto will be subject to a review by the Commission and (ii) if reviewed, when the Company has been notified by the Commission that a registration statement or amendment thereto will not be subject to further review. Upon the request of a Holder, the Company shall provide such Holder true and complete copies of all correspondence from and to the Commission relating to a registration statement (with all material, non-public information regarding the Company redacted from such copies). The Company shall respond as promptly as reasonably practicable to any comments received from the Commission with respect to the registration statement or any amendments thereto. If the Mandatory Registration is not made on Form F-3/ASR, the Company shall promptly file with the Commission a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the Securities Act after the Company is notified (orally or in writing, whichever is earlier) by the Commission that a registration statement will not be reviewed, or will not be subject to further review, such that the registration statement shall be declared effective no later than seven (7) Trading Days after such notification.
(c)             Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

(d)             Use its commercially reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders unless an exemption from registration and qualification exists; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business, file a general consent to service of process or subject itself to general taxation in any such states or jurisdictions.
(e)             In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.
(f)             Promptly notify each Holder of Registrable Securities covered by the registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (provided that in no event shall such notice contain any material, non-public information regarding the Company) and, the Company shall promptly prepare and furnish to each such Holder a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state a fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.
(g)             Use its commercially reasonable best efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a letter dated as of such date, from the independent registered public accountants of the Company, in form and substance as is customarily given by independent registered public accountants to underwriters in an underwritten public offering addressed to the underwriters.
(h)             Use its commercially reasonable best efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness of a registration statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction in the United States, and (ii) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or any order suspending or preventing the use of any related prospectus or suspending the qualification of any equity securities included in such registration statement for sale in any jurisdiction, the Company shall use its commercially reasonable best efforts promptly to obtain the withdrawal of such order.
(i)             Use its commercially reasonable best efforts to cooperate with the Holders who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Holders may reasonably request and, registered in such names as the Holders may request.
(j)             Provide and cause to be maintained a registrar and transfer agent for all Registrable Securities covered by any registration statement from and after a date not later than the effective date of such registration statement.
(k)            Use its reasonable best efforts to cause such Registrable Securities to be listed on the New York Stock Exchange and each other securities exchange on which the Common Stock is then listed or quoted; or, if the Common Stock is not then listed, on the New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market.
(l)             Use its commercially reasonable best efforts to maintain eligibility to use Form F-3 (or any successor form thereto) for the registration of the resale of the Registrable Securities.
(m)             Not, nor shall it permit any subsidiary or affiliate of the Company to, identify any Holder as an underwriter in any public disclosure or filing with the Commission without the Holder’s written consent, and any Holder being deemed an underwriter by the Commission shall not relieve the Company of any obligations it has under this Agreement or any other transaction document contemplated by the Plan.
(n)            Notify each Holder who holds Registrable Securities covered by the registration statement of (i) the expected effective date of the registration statement; (ii) the effectiveness on the actual effective date thereof; and (iii) the issuance of any “stop order” or order preventing or suspending the use of any prospectus relating to the Registrable Securities.
(o)            Use best efforts to comply with all applicable rules and regulations of the Commission under the Securities Act and the Exchange Act.
(p)            Cooperate with any registered broker dealer that is required to make a filing with FINRA pursuant to FINRA Rule 5110 in connection with the resale of any Registrable Securities by any Holder.
2.4            Suspension of Sales. Upon receipt of written notice from the Company that the registration statement or a prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading (a “Misstatement”), each Holder of Registrable Securities shall forthwith discontinue disposition of Registrable Securities until such Holder has received copies of the supplemented or amended prospectus that corrects such Misstatement, or until such Holder is advised in writing by the Company that the use of the prospectus may be resumed, and, if so directed by the Company, such Holder shall deliver to the Company all copies, other than permanent file copies then in such Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. The Company shall promptly amend or supplement any such prospectus (including, if applicable, by filing a report under the Exchange Act) as promptly as possible to remedy any such Misstatement.  The Company will not suspend the sales under the prospectus more than two times in any three hundred-sixty-five

(365) day period and the total number of days that any such suspension may be in effect in any three hundred-sixty-five (365) day period shall not exceed 90 days.
2.5            Termination of Registration Rights.  A Holder’s registration rights shall expire at such time as all Registrable Securities held by such Holder (and its Affiliates, partners, members and former members) may be sold pursuant to Rule 144 without the requirement to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144 (or any successor thereto) under the Securities Act, after taking into account any Holder’s status as an Affiliate of the Company as reasonably determined by counsel to the Company pursuant to a written opinion letter addressed to the Company’s transfer agent to such effect (provided at least 12 months have lapsed since the Registrable Securities were acquired by the Investor from the Company, as calculated in accordance with Rule 144). Termination of such registration rights shall be conditioned upon the Company’s action to remove the restrictive legends from any Registrable Securities held by such Holder and the reissuance of unlegended certificates, in physical or electronic format, to such Holder prior to the effective termination of the Agreement.
2.6            Furnishing Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2.1 or 2.3 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as the Company or its counsel shall reasonably require to effect the registration of their Registrable Securities.
2.7            Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 2:
(a)             To the extent permitted by law, the Company will indemnify and hold harmless each Holder, its Affiliates and their respective officers, directors, agents, members, partners and employees and any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act (each an “Indemnified Party”), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, or the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the registration of the Registrable Securities; and the Company will pay to each such Holder, underwriter or controlling person, as accrued any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 2.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration statement by any such Holder, underwriter or controlling person or any failure of such person to deliver or cause to be delivered a prospectus made available by the Company in a timely manner.
(b)             Promptly after receipt by an indemnified party under this Section 2.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against the Company  under this Section 2.7, deliver to the Company  a written notice of the commencement thereof and the Company shall have the right to participate in, and, to the extent the Company so desires, assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses of such counsel to be paid by the Company, if (i) the Company  shall have failed to assume the defense of such claim within seven (7) days after receipt of notice of the claim and to employ counsel reasonably satisfactory to such indemnified party, as the case may be; or (ii) in the reasonable opinion of counsel retained by the Company, representation of such indemnified party by such counsel would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The indemnified party shall cooperate fully with the Company in connection with any negotiation or defense of any such action or claim by the Company and shall furnish to the Company all information reasonably available to the indemnified party which relates to such action or claim. The Company shall keep the indemnified party reasonably apprised of the status of the defense or any settlement negotiations with respect thereto. The Company shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, that the Company shall not unreasonably withhold, delay or condition its consent. The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall not relieve the Company of any liability to the indemnified party under this Section 2.7, except to the extent such failure to give notice has a material adverse effect on the ability of the Company to defend such action.
(c)             If the indemnification provided for in this Section 2.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the Company, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Company and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any Holder will be obligated to contribute pursuant to this Section 2.7(c) will be limited to an amount equal to the per share public offering price (less any underwriting discount and commissions) multiplied by the number of shares of Registrable Securities sold by such Holder pursuant to the registration statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which such Holder has otherwise been required to pay in respect of such loss, liability, claim, damage, or expense or any substantially similar loss, liability, claim, damage, or expense arising from the sale of such Registrable Securities). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution hereunder from any person who was not guilty of such fraudulent misrepresentation.
(d)             The obligations of the Company under this Section 2.7 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 2, and otherwise. The indemnity and contribution agreements contained in this Section are in addition to any liability that the Company may have to each other and are not in diminution or limitation of the indemnification provisions under the Securities Purchase Agreement.
2.8            Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Agreement may be assigned by a Holder to a transferee or assignee of Registrable Securities to which (a) such transferee is an investment advisory client, Affiliate, subsidiary or parent company, family member or family trust for the benefit of a party hereto, (b) such transferee shares a common discretionary investment advisor with such Holder, or (c) such transferee or transferees are partners or members of a Holder, who agree to act through a single representative; provided, however, (i) the transferor shall furnish to the Company written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned and (ii) such transferee shall agree to be subject to all restrictions set forth in this Agreement.
2.9            Rule 144 Reporting. With a view to making available to the Holders the benefits of certain rules and regulations of the Commission which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:
(a)             make and keep public information available, as those terms are understood and defined in Commission Rule 144 or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of this Agreement;
(b)             file with the Commission, in a timely manner, all reports and other documents required of the Company under the Exchange Act; and
(c)             so long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act, and of the Exchange Act; a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as a Holder may reasonably request in availing itself of any rule or regulation of the Commission  allowing it to sell any such securities without registration.
2.10            Obligations of the Holders

(a)             Each Holder shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. In connection therewith, upon the execution of this Agreement, each Holder shall complete, execute and deliver to the Company a selling securityholder notice and questionnaire in form reasonably satisfactory to the Company. At least five (5) business days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Holder of any additional information the Company requires from such Holder if such Holder elects to have any of the Registrable Securities included in the Registration Statement. A Holder shall provide such information to the Company at least two (2) business days prior to the first anticipated filing date of such Registration Statement if such Holder elects to have any of the Registrable Securities included in the Registration Statement.
(b)             Each Holder, by its acceptance of the Registrable Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Holder has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.
(c)             Each Holder covenants and agrees that it shall comply with the prospectus delivery requirements of the 1933 Act as applicable to it in connection with sales of Registrable Securities pursuant to any Registration Statement.
2.11            Preservation of Rights.  The Company shall not after the date hereof (a) grant any additional registration rights to persons other than the Holders which are more favorable than or inconsistent with the rights granted hereunder, or (b) enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to the Holders of Registrable Securities in this Agreement.
SECTION 3.                                        MISCELLANEOUS
3.1            Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.
3.2            Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in New York City (Borough of Manhattan), New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.
3.3            Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
3.4            Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
3.5            Notices. All notices required or permitted under this Agreement must be given in writing (which may include facsimile).  All notices will be effective upon the earlier of (i) receipt (including confirmation that a facsimile has been received) or (ii) two business days after being deposited in the U.S. mail or two business days after being delivered to an overnight courier, in each case properly addressed as set forth on the signature page hereto, as such address may be changed by proper notice to the other parties.
3.6            Attorneys’ Fees.  If it becomes necessary for any party to initiate legal action or any other proceeding to enforce, defend or construe such party's rights or obligations under this Agreement, the prevailing party will be entitled to reasonable costs and expenses, including attorneys' fees and costs, incurred and paid in connection with such action or proceeding.
3.7            Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder of any Registrable Securities then outstanding, each future Holder of all such Registrable Securities, and the Company. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

3.8            Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.
3.9            Aggregation of Stock. All shares of Registrable Securities held or acquired by any Holders which are Affiliates of any other Holder shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.
3.10            Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof, superseding all prior understandings, agreements, representations and negotiations, whether oral or written.
3.11            Further Action.  Each party agrees to use reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
3.12            Specific Enforcement; Waiver of Jury Trial.  The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that either party shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement by the other party and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which either party may be entitled by law or equity.  The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any Party or beneficiary thereof on any matter whatsoever arising out of or in any way connected with this Agreement.
3.13            Fees and Expenses. Each of the parties to this Agreement shall each bear its own respective fees and costs in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.   For the avoidance of doubt, the Company shall be responsible for all Registration Expenses.
3.14            Interpretation.  All parties have been or have had the opportunity to be assisted by counsel in connection with this Agreement.  Any rule of construction that any ambiguity will be resolved against the drafting party will not be used in the interpretation of this Agreement.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

THE COMPANY:
SCORPIO BULKERS INC.
By:
Name:
Title:

[Additional Signature Pages Follow]

BUYERS:

Buyer Name

By:
Name:
Title:

[Buyers’ Signature Page to the Registration Rights Agreement]
[Additional Signature Pages May Follow]

Exhibit A
PLAN OF DISTRIBUTION
The Selling Shareholders may sell our common shares through underwriters, through agents, to dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.
In addition, the Selling Shareholders may sell our common shares included in this prospectus through:
•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;
•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;
•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or
•	trading plans entered into by the Selling Shareholders pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans.
In addition, the Selling Shareholders may enter into option or other types of transactions that require us or them to deliver our securities to a broker-dealer, who will then resell or transfer the securities under this prospectus. The Selling Shareholders may enter into hedging transactions with respect to our securities. For example, any Selling Shareholders may:
•	enter into transactions involving short sales of our common shares by broker-dealers;
•	sell common shares short and deliver the shares to close out short positions;
•	enter into option or other types of transactions that require the Selling Shareholders to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or
•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.
The Selling Shareholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the Selling Shareholders or borrowed from the Selling Shareholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Selling Shareholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, the Selling Shareholders may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
The Selling Shareholders and any broker-dealers or other persons acting on our behalf or on the behalf of the Selling Shareholders that participate with the Selling Shareholders in the distribution of the securities may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. As a result, we have informed the Selling Shareholders, that Regulation M, promulgated under the Exchange Act, may apply to sales by the Selling Shareholders in the market. The Selling Shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of our common shares against certain liabilities, including liabilities arising under the Securities Act.
At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or re-allowed or paid to dealers. Furthermore, the Selling Shareholders may agree, subject to certain exemptions, that for a certain period from the date of the prospectus supplement under which the securities are offered, they will not, without the prior written consent of an underwriter, offer, sell, contract to sell, pledge or otherwise dispose of any of our common shares or any securities convertible into or exchangeable for our common shares. However, an underwriter, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. We expect an underwriter to exclude from these lock-up agreements securities exercised and/or sold pursuant to trading plans entered into by any selling shareholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of the Selling Shareholders’ securities on the basis of parameters described in such trading plans.
Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the New York Stock Exchange, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.
As a result of requirements of the Financial Industry Regulatory Authority, or FINRA, formerly the National Association of Securities Dealers, Inc., the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by the Selling Shareholders for the sale of any securities being registered pursuant to Rule 415 promulgated by the Commission under the Securities Act. If more than 5% of the net proceeds of any offering of common shares made under this prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such a FINRA member, the offering will be conducted in accordance with FINRA Rule 5121.